

INVEST IN **ATM BOY - THE MOVIE**

The crazy, true story of a bartender who broke the bank with his ATM Card... and got away with it!

atmboymovie.com   Los Angeles, CA   X   ▶   f   Entertainment   Film   Media

Highlights

1 Media Phenomenon: 24.1 Million Youtube views in last two months alone! 300k+ since campaign start

2 BACK IN THE NEWS! Chase ATM Glitch in U.S. once again catches the intrigue of the public!

3 Major-Award Winning Director, Stefan Avalos's films. All his movies are distributed worldwide.

4 Writer Adam Shand is award-winning International Journalist, and known TV and Podcast personality..

5 Producer/actor Vernon Wells is legendary Australian actor. "top 10 bad guy of all time - MAD MAX"

6 Global Coverage - Over 6000 discrete news stories internationally. 100 Million + 'views' to date.

7 Forecasting ROI > 85% in first two years (not guaranteed)

8 Company will split revenue 50-50 with investors after investors recoup 110% Early bird recoup 135%

Featured Investor



George Timothy Reiter
Invested **$50,000** ⓘ

[Follow]

Syndicate Lead
I am a neurosurgeon who has been involved in the arts and sciences my entire life. I started playing the drums at age seven. I worked as a mechanical engineer and I am currently serving on the board of a pre-professional ballet school.

"Immediately after reading the synopsis for ATM Boy, I contacted Stefan to discuss the project with him further. His vision for the movie and the excitement in his voice as he described the project and the rags to riches storyline made me want to invest. His well thought out timeline and experience making movies gives me confidence that this project will be a success. I can't wait to be a part of the process and be in attendance at the premiere of the film."

Our Team



Stefan Avalos Producer, Director

Stefan Avalos makes award winning, critically acclaimed and financially successful feature films and was named by Wired magazine as "one of the twenty five people helping to reinvent entertainment". He is a member of the Producers Guild of America.



Vernon Wells Producer, Actor

Vernon Wells, renowned for his iconic role as Wez in The Road Warrior, has been a compelling figure in cinema for forty years. Wells has also embraced the role of a producer, applying his extensive experience and creative acumen to a variety of projects.



Adam Shand Story and Co-Writer

Journalist, Author, Television Host, covering events from Nelson Mandela's rise to power and the aftermath of the Rwandan genocide to Melbourne gangland and police corruption. Won a Walkley Award in 2007 and is host of Real Crime and Adam Shand At Large.



Russell Boast Casting Director

Russell is a highly sought-after casting director across Hollywood. Former president of the Casting Society of America (CSA), where he championed initiatives in Inclusion and Diversity. Casting work spans two decades with all major studios and networks.



Marc Sternberg Executive Producer

Marc is a marketing executive with 18 years of experience turned creative producer. He's a Fulbright Specialist with an MBA from the University of Arizona and a Creative Writing Diploma from the University of Oxford.



Ted Collins Producer



Ted has worked in nearly every aspect of the industry for twenty five years. Producing credits include the multi award-winning films, Unconditional Love, Sally, Circles, The Intervention, Dose of Reality, and Mr. Fish: Cartooning from the Deep End.



Laurence Avenet-Bradley Director of Photography

Award-winning DP, Laurence has shot eight features and thousands of hours of television. She's a certified Steadicam operator, certified drone operator, crane operator. She's produced feature films, giving her an invaluable insight rarely found with DPs.

This is a based on a true story...

Synopsis

ATM Boy is the true story of Dan Saunders, the man who turned a glitch into gold. At 29, this broke bartender from Wangaratta, Australia, found a banking loophole that let him withdraw endless cash from ATMs all over Australia.

It all starts one fateful night when Dan, hoping to keep the party going, discovers he can pull out cash from his bank's ATMs without a dent in his account. Ignoring his friend Mark's cautious whispers, Dan dives headfirst into this financial abyss, convinced he's merely borrowing from himself.

As Dan's pockets deepen, so does the mystery surrounding his newfound wealth. Wendy, his fiancée, smells trouble, accusing him of murky dealings. Their love story crumbles over a text, leaving Dan single and spiraling deeper into the glitch's grasp.

Despite his account's plunge into the negatives and a disastrous bet on the ponies that strips him of his job, Dan's spirit remains unbroken. With nothing to lose, he and Mark set their sights on Melbourne's shimmering skyline.

In Melbourne, Dan reunites with old friends Corey, Nick, Lucien. Revealing his secret about the ATM card glitch, some of his friends are worried, but Corey the partier says, "you've been given the keys to a Ferrari, mate! Let it fly"!

And they do! The glitch propels Dan and his crew into a whirlwind of lavish parties and unchecked spending. Even as a romantic flame flickers with Cat, a wealth-chaser, Dan's heart remains heavy with his family's financial woes, threatening the very soil of their farm.

The bank's blind eye only fuels Dan's escapade, enabling him to siphon one penny less than a million dollars nightly, contemplating a life on the run. A private jet whisks them to an island retreat, where hedonism reigns but also where Dan faces the grim realities of his actions.

Back in Melbourne, Dan's attempt to play Prince Charming to an old flame, Tanya, falls flat as she dreams of Paris on her own terms. Increasing paranoia, and a declined card shake Dan to his core, prompting a grandiose "thank you" party to the bank and a plan to confess his exploits afterward. His friends fear the consequences, and Cat leaves him upon discovering his true financial status.

The bank's indifference at his confession leaves Dan in a limbo until, three years later, frustration drives him to the media. His arrest and subsequent guilty plea land him a cell and a surprising reunion with Corey, now a prison guard. Meanwhile, a package from Tanya, now in France, offers Dan a glimpse of hope and a hint at a new chapter.

In the confines of his cell, Dan reflects on his journey, embracing the choices that have sculpted his tale, emboldened by the belief that our stories, however unconventional, define us. We leave with the feeling that Dan is happy with his choice... and left wondering... where did all the money go?

the money go?



wefunder sizzle
Stefan Avalos
02:35
vimeo

Clips from actual news stories, edited into a 'sizzle reel'. This is NOT the actual movie.

With universal appeal, Heist movies have always been hot - and True-Crime is more popular than ever!
Netflix, Amazon, HBO all have hit shows based on true-life heists and scams.
GENERATION HUSTLE
INVENTING ANNA
THE TINDER SWINDLER
IT'S LIKE...
dicaprio
hanks
The true story of a real fake.
catch me if you can
Catch them this Christmas
cocktails first. questions later.
swingers
get a nightlife.
THE HANGOVER
ATM BOY is...

A good-natured, true story, to which everyone can relate.
A credit card turned winning lotto ticket!
It begs the question – WHAT WOULD YOU DO?

Universal Appeal

WHY AUDIENCES WILL LOVE IT!

The story that spread like wildfire across the world…

A google search of "Dan Saunders" and "ATM" will yield more than 6000 **DISTINCT** stories: in English, Indian, Russian, Spanish, Dutch, German, Swedish, French.
It has been re-printed and re-shared on social media (at last count) over **EIGHT MILLION** times.

A story about an ATM Glitch that dispenses limitless money is truly universal.

business ▶ banking

Daniel Saunders jailed after spend~ obtained through a s~

Adam Shand At Large

ATM BOY

podcastone
AUSTRALIA

news.com.au

finance ▸ money > wealth

Aussie Dan Saunder's $1.6 million ATM

IN FOUR months, Dan Saunders stole $1.6 million from ATMs before deciding to~
asked about where the money is.

Adam Shand

© Nine/A Current Affair
Dan Saunders, 29 at the time, splashed $1.6 million on expensive a~
islands and lavish shopping sprees

THE ~

NATIONAL

Fast money

Three years after Dan Saunders admitted he stole thous~
still waiting to be arrested. Adam Shand reports.

9 August 2014 – 3:00am

ROI





ROI in the Unpredictable Film Industry:

Truthfully, "Rules of Thumb" and "comparables" regarding movie revenue are typically a fool's errand.

- Every movie is its own entity.

- Many intangible factors determine a movie's success/failure.

There are countless examples of movies big and small that hit or missed despite predictions.

THAT SAID...

<u>Honest comparisons</u> to other movies can provide a theoretical baseline.

We will NOT use comparisons to indie movies based on the "indie" aspect alone. In other words, no comparisons to *Paranormal Activities, Blair Witch, Napoleon Dynamite, Swingers, Coda, My Big Fat Greek Wedding* or any of the other typical 'go-to' (outliers) when trying to sell potential financial success.

We won't even use the financials from our own *The Last Broadcast* (though admittedly a tempting sales pitch). <u>These "homeruns" do not represent the norm.</u>

Comparables

- The commonalities with these movies are the international flavor, budget and "true story" aspect.

- Genre and tone are not exactly similar – which is a caveat in taking too much stock in these numbers.

- <u>We believe *ATM Boy* is a more accessible story to most viewers and will have a significantly larger audience.</u>

- Note: These numbers represent <u>Trackable</u> Box Office. It is exceedingly difficult to get fully accurate numbers regarding streaming sales; actual numbers could be substantially higher.

Pixie (2020)	$771,257
The Little Death (2014)	$1,337,808
Gold (2017)	$2,327,942
Top End Wedding (2019)	$3,634,207
Sleight (2017)	$3,934,450
Good Time (2017)	$4,144,128
Norman (2017)	$6,068,999
Tracks (2014)	$7,406,230
M.S. Dhoni: The Untold Story (2016)	$24,218,678

Analyses provided by Nash Information Services, LLC,
Premiere provider of movie industry data and research services.

Removing high and low, we arrive at an average revenue of: $5,982,633

ATM Boy revenue potential example based on comparables.

Assumptions: *Glitchycard share of overall revenue @50% of distributor/exhibitor fees
*Recoupable costs (Loans, deferrals, etc.) $200,000
*Early Bird investors receive 135% on $200,000, Regular Investors receive 110% on $900,000 50/50, revshare split thereafter

Investor status	Equity In	Overall B.O.	Glitchycard Share	Adjusted Gross	Investor share per $1000	Gain/loss
Early Bird	$200,000.00	$500.00	$250.00	-$199,750.00	-$998.75	-199.88%
Early Bird	$200,000.00	$100,000.00	$50,000.00	-$150,000.00	-$750.00	-175.00%
Early Bird	$200,000.00	$500,000.00	$250,000.00	$50,000.00	$250.00	-75.00%
Early Bird	$200,000.00	$600,010.00	$300,005.00	$100,005.00	$500.03	-50.00%
Early Bird	$200,000.00	$800,000.00	$400,000.00	$200,000.00	$1,000.00	0.00%
Early Bird	$200,000.00	$950,000.00	$475,000.00	$275,000.00	$1,375.00	37.50%
Regular Investor	$900,000.00	$1,000,000.00	$500,000.00	$300,000.00	$333.33	-66.67%
Regular Investor	$900,000.00	$1,500,000.00	$750,000.00	$550,000.00	$611.11	-38.89%
Regular Investor	$900,000.00	$2,400,000.00	$1,200,000.00	$1,000,000.00	$1,100.00	10.00%
rev share	$1,100,000.00	$3,500,000.00	$1,750,000.00	$1,550,000.00	$1,225.00	22.50%
rev share	$1,100,000.00	$4,000,000.00	$2,000,000.00	$1,800,000.00	$1,350.00	35.00%
rev share	$1,100,000.00	$4,500,000.00	$2,250,000.00	$2,050,000.00	$1,475.00	47.50%
rev share	$1,100,000.00	$5,000,000.00	$2,500,000.00	$2,300,000.00	$1,600.00	60.00%
rev share	$1,100,000.00	$6,000,000.00	$3,000,000.00	$2,800,000.00	$1,850.00	85.00%
rev share	$1,100,000.00	$7,000,000.00	$3,500,000.00	$3,300,000.00	$2,100.00	110.00%
rev share	$1,100,000.00	$8,000,000.00	$4,000,000.00	$3,800,000.00	$2,350.00	135.00%
rev share	$1,100,000.00	$9,000,000.00	$4,500,000.00	$4,300,000.00	$2,600.00	160.00%
rev share	$1,100,000.00	$10,000,000.00	$5,000,000.00	$4,800,000.00	$2,850.00	185.00%

(Forward looking projections are not guaranteed)

ROI of nearly 85%



Financing

The Production budget for *ATM Boy* is proposed at 1.9 million dollars USD.

We are seeking 60 percent of the budget in Equity investment.

GlitchyCard LLC is a California Limited Liability Company that has been formed for the sole purpose of the production and exploitation of *ATM Boy.*

Stefan Avalos, has invested $60,000 in the development of *ATM Boy.* This investment has covered various development expenses to date: *Research., Travel, Festival, and Market attendance, Securing Rights, Script development, Data analysis, Legal fees, Biz Dev.*

Total financing of *ATM Boy* involves a mix of soft and hard funding sources.

- Soft money, which includes tax credits and in-kind donations.

- *Advantageous as it doesn't require repayment.*

- Hard money, encompassing

- *Equity investment*

- *Pre-sales*

- *Gap, Mezzanine Loans, etc.*

ATM Boy Financing Sources
Total Budget $1.9M

9% 3%



The Funding Plan:

- *25% ($475,000) via tax credits.*

- *5% ($95,000) via pre-sales.*

- *9% ($175,000) via gap financing.*

- *58% ($1,100,000) via Private Equity*

A film with 50% or more of its budget secured enhances the feasibility of tax rebates, gap, mezzanine, and other loan-based financings.

Initial hard money raised will be placed in escrow until a minimum threshold of $200,000 is reached.

At this juncture, factors such as the time invested, availability of key personnel (casting, etc), and the broader economic and business climate will be assessed to decide whether to continue fundraising or proceed with a modified budget. This decision will be mutually agreed upon by the lead investor and Glitchycard.

If the minimum equity amount of $200,000 is not reached within one year from initial offering: Fundraising efforts cease and invested funds will be returned to the investors, deducting reasonable costs incurred during the process.

Production Timeline



From Day one of Production to "exhibition ready" will be approximately nine months.

- Six weeks for production

- Five months for Post-Production

- Contingency buffer of two months

Distribution Timeline

 

Examples of varying timeframes of our previous movies:

Strad Style:

- Festival/limited theatrical for one year from premiere.

- Secured exclusive deal with Hulu, nine months after its festival debut!

- **ROI > 40%**

With a large advance, the bulk of the income was generated in that single deal.

Ghosts of Edendale:

- First foreign territory (Japan) was sold one month after the film's completion, covering all production costs, and marking a significant milestone for the investors.

- Additional International territories sold for a year thereafter.

- US Warner deal finalized more than a year later.

- **ROI > 400%**

Bulk of income was generated over the course of approximately three years.

The Last Broadcast:

- Festivals for eight months.

- Self Theatrical domestic release

- European self-theatrical release

- Self Distribution homevideo - Acquisition by Hollywood Video and other majors.

- Cable acquisitions by HBO, IFC, and all world territories.

- ROI >16,666% (please note this movie is recognized in the film industry as having been an extreme outlier!)

Bulk of income was generated for approximately two years.

These movies continue to generate some revenue, through re-releases, new markets, etc.

NOTE: The performance of Avalos's movies does not guarantee the future performance of Fun Money.

Based on our past experience, we are cautiously optimistic about beginning to generate returns for investors approximately 12 to 18 months after the film's "exhibition ready" state. Why Do Movies Fail?

1. The inability to complete and deliver the movie.

2. Making a movie that not enough people want to see at the budget for which it was produced and marketed.

That's it!

Every reason, excuse, discovery, realization - falls into one of those categories.

Mitigating the Risks

While nothing is guaranteed, there are ways to load the dice.

Proven Track Record

- Avalos has delivered all his movies on time and on budget - and they've all been profitable.

Proven Story

- The actual true story has proven itself as being very popular.

- Thousands of articles, videos, podcasts, etc.

- Millions of views, comments, worldwide.

- Continued international attention and interest in the story. The story makes itself back into the press and public eye frequently.

Budgeting aggressively while maintaining high production value.

- This is a very low budget movie by Hollywood standards, yet high enough to allow:

- High production value.

- Recognizable actors in several supporting roles.

Utilizing new technology

- Using virtual production and other cutting edge technology, we can get a 'look' on screen that has traditionally been impossible at this budget level.

A question to ask yourself as a potential investor:

Q. Why *ATM Boy?*

We can talk about strong IP, audience potential, smart budgeting strategies, market analyses, etc. We can show charts and comparables and previous successes - until your eyes glaze over -- but ultimately,

It comes down to just one point:

Do you want to invest in a barrel of fun?!

If you're grinning at the thought of this wild, true story about a guy who found magic in his ATM card and ran with it...

Join us on this adventure!

Oh yeah - and perks! Of course there will be perks. You are part of the team!

- **$100- $499 - Digital copy of movie when released, special access to website and thanks and credit on Social media sites.**

- **$$500 - $999 - "Friends Thanks" end Credit. (plus previous perks)**

- **$1000-$9999 - "Special thanks" end credit. Invitation to "local to investor" festivals. TBD**

- **$2500 - A Prop ATM card specific to the movie! (plus all the previous perks) This will be a fun reminder, suitable for framing (or collecting dust in a drawer).**

- **$10,000 – $49,999 - Invitation to wrap parties and formal invitation and two (2) tickets to premiere party (travel not included) (plus previous perks)**

- **$50,000 - Associate Producer Credit (plus previous perks).**

- **$100,000 - $119,999 - Trip for two to Melbourne, Australia - to** where it all happened. Or Trip to Hollywood, Ca. (your choice) (Plus previous perks).

- $120,000 - $499,999 - Executive Producer credit, IMDB Listing (plus previous perks).

- $500,000 - Above the line (front credit) Producer Credit, IMDB listing) (plus previous perks)

"Early Bird Investors" (the first $200,000) - receive 135% of Adjusted Gross profits until recoupment. Thereafter, general investors receive 110% of Adjusted Gross profits until recoupment. Thereafter Investors and GlitchyCard split net revenue 50/50.

Questions?

We invite every and all questions regarding any aspect of the filmmaking and distribution process.

We also recommend downloading and reading our entire business plan to learn more details about the project, distribution strategy, risk/reward, detailed bios, etc.

Contact

Downloads


atm boy - business plan.pdf